Exhibit 12.3

Dominion Gas Holdings, LLC

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

			Years Ended December 31,
	Three Months Ended March 31, 2016	Twelve Months Ended March 31, 2016	2015	2014	2013	2012	2011
Earnings, as defined:
Income from continuing operations before income tax expense	$159	$636	$740	$846	$762	$747	$549
Distributed income from unconsolidated investees, less equity in earnings	0	(5)	(3)	(1)	(2)	2	2
Fixed charges included in income	25	91	86	39	43	65	64

Total earnings, as defined	$184	$722	$823	$884	$803	$814	$615

Fixed charges, as defined:
Interest charges	$22	$79	$74	$28	$30	$51	$51
Rental interest factor	3	12	12	11	13	14	13

Total fixed charges, as defined	$25	$91	$86	$39	$43	$65	$64

Ratio of Earnings to Fixed Charges	7.36	7.93	9.57	22.67	18.67	12.52	9.61